                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM U-9C-3

                               QUARTERLY REPORT

                     FOR THE QUARTER ENDED MARCH 31, 2001

  Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                             PROGRESS ENERGY, INC.
                           410 S. Wilmington Street
                               Raleigh, NC 27602

Contents                                                                    Page
ITEM 1 - Organization Chart                                                   2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       3

ITEM 3 - Associate Transactions                                               3

ITEM 4 - Summary of Aggregate Investment                                      6

ITEM 5 - Other Investments                                                    6

ITEM 6 - Financial Statements and Exhibits                                    7

                          ITEM 1 - ORGANIZATION CHART

                                                                                          Percentage of
                                                            Energy or         State          Voting
                                                               Gas             of          Securities
            Name of Reporting Company                        Related      Organization        Held            Nature of Business
-----------------------------------------------------       ---------     ------------    -------------   -------------------------
  CPL Synfuels LLC                                           Energy            NC              100        Synthetic Fuel Production
  Solid Fuel LLC                                             Energy            DE               90        Synthetic Fuel Production
  Sandy River Synfuel LLC                                    Energy            DE               90        Synthetic Fuel Production
  Colona Synfuel LLLP                                        Energy            DE                9        Synthetic Fuel Production
Strategic Resource Solutions Corp.                           Energy            NC              100        Energy Services Company
  SRS Engineering Corp.                                      Energy            NC              100        Energy Engineering
  Spectrum Controls, Inc.                                    Energy            NC              100        Energy Controls
 Electric Fuels Corporation                                  Energy            FL              100        Procurement and
                                                                                                          Transportation of Coal
    EFC Synfuel LLC                                          Energy            DE              100        Holding Company
      Ceredo Synfuel LLC                                     Energy            DE               99        Synthetic Fuel Production
      Sandy River Synfuel LLC                                Energy            DE                9        Synthetic Fuel Production
      Solid Energy LLC                                       Energy            DE               99        Synthetic Fuel Production
      Solid Fuel LLC                                         Energy            DE                9        Synthetic Fuel Production
         Black Hawk Synfuel, LLC                             Energy            DE              100        Synthetic Fuel Production
           New River Synfuel LLC                             Energy            CO              100        Synthetic Fuel Production
         Ceredo Liquid Terminal, Inc.                        Energy            FL              100        Emulsion Products Terminal
         Coal Recovery V, LLC                                Energy            MO               25        Synthetic Fuel Marketing
         Colona Newco, LLC                                   Energy            DE              100        Holding Company
           Colona SynFuel Limited Partnership, LLLP          Energy            DE             20.1        Synthetic Fuel Production
          Colona Sub No. 2, LLC                              Energy            DE              100        Synthetic Fuel Production
           Colona Synfuel Limited Partnership, LLLP          Energy            DE                1        Synthetic Fuel Production
    Kentucky May Coal Company, Inc                           Energy            VA              100        Coal Mine
     Cincinnati Bulk Terminals, Inc                          Energy            DE              100        Coal and Bulk Material
                                                                                                          Terminal
        Kanawha River Terminals, Inc.                        Energy            FL              100        Coal and Bulk Material
                                                                                                          Terminal
            Colona Synfuel Limited Partnership, LLLP         Energy            DE             61.9        Synthetic Fuel Production
   Progress Materials, Inc.                                  Energy            FL              100        Manufacturing
   Progress Synfuel Holdings, Inc.                           Energy            DE              100        Holding Company
       Ceredo Synfuel LLC                                    Energy            DE                1        Synthetic Fuel Production
       Sandy River Synfuel LLC                               Energy            DE                1        Synthetic Fuel Production
       Solid Energy LLC                                      Energy            DE                1        Synthetic Fuel Production
       Solid Fuel LLC                                        Energy            DE                1        Synthetic Fuel Production
Utech Venture Capital Corporation                            Energy            DE             9.76        Investment in
                                                                                                          Electrotechnologies
Utech Climate Challenge Fund                                 Energy            DE              9.8        Investment in
                                                                                                          Electrotechnologies

               ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                             CAPITAL CONTRIBUTION

Contribution       Company Making         Company Receiving
                                                                  Contribution
Date               Contribution             Contribution             Amount
----               ------------             ------------             ------

None to report for this quarter.

Dividend           Company Making         Company Receiving         Dividend
Date               Dividend                   Dividend               Amount
----               --------                   --------               ------

None to report for this quarter.


                        ITEM 3.  ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

    Reporting Company          Associate Company                    Types of      Direct Costs     Indirect     Cost of  Total Amt.
                                                                    Services
    Rendering Services         Receiving Services                   Rendered         Charged     Costs Charged  Capital    Billed
    ------------------         ------------------                   --------      ------------   -------------  -------    ------
SRS                            CP&L                                Energy
                                                                   Management        2,572,157                            2,572,157
Sandy River, LLC               Cincinnati Bulk Terminal, Inc.      Coal sales          141,052                              141,052
                               Kentucky Coal Terminal, Inc         Coal sales          404,335                              404,335
                               Colona Synfuel, LLC                 Coal sales          317,938                              317,938
Electric Fuels Corporation     Florida Power                       Coal sales       63,689,230                           63,689,230

Electric Fuels Corporation     Kanawha River Terminals, Inc.       Coal sales        4,798,175                            4,798,175

Electric Fuels Corporation     Ceredo Synfuel, LLC                 Coal sales          232,219                              232,219

Electric Fuels Corporation     Florida Power                       Coal sales        6,054,417                            6,054,417

Electric Fuels Corporation     Florida Progress                    Admin Services      (10,069)                             (10,069)

Electric Fuels Corporation     Progress Energy Corporation         Admin Services        2,096                                2,096

Electric Fuels Corporation     CP&L                                Admin Services       78,237                               78,237

Electric Fuels Corporation     Solid Fuel, LLC                     Coal sales        2,218,682                            2,218,682

Electric Fuels Corporation     Solid Energy, LLC                   Coal sales            5,708                                5,708

Electric Fuels Corporation     Progress Land                       Admin Services       67,176                               67,176

Electric Fuels Corporation     Little Black Mountain Coal          Admin Services
                               Reserves, Inc.                                           (5,320)                              (5,320)

Electric Fuels Corporation     Homeland Coal Company, Inc.         Admin Services      (47,235)                             (47,235)

Electric Fuels Corporation     Awayland Coal Company, Inc.         Admin Services      (30,780)                             (30,780)

Electric Fuels Corporation     Powell Mountain Joint venture       Admin Services      (62,599)                             (62,599)

Electric Fuels Corporation     Powell Mountain Coal Company        Admin Services       68,813                               68,813

Electric Fuels Corporation     Murphy Land Company                 Admin Services       (5,182)                              (5,182)

Electric Fuels Corporation     Mesa Hydrocarbons, Inc.             Admin Services       77,145                               77,145

Electric Fuels Corporation     Progress Synfuel Holdings, Inc.     Admin Services          266                                  266

Electric Fuels Corporation     EFC Synfuel, LLC                    Admin Services       11,953                               11,953

Electric Fuels Corporation     Ceredo Synfuel, LLC                 Admin Services      (11,118)                             (11,118)

Electric Fuels Corporation     Memco Barge Lines, Inc.             Admin Services      178,239                              178,239

Electric Fuels Corporation     Elmwood Marine Services, Inc.       Admin Services     (191,669)                            (191,669)

Electric Fuels Corporation     Progress Rail Services Corporation  Admin Services      (63,719)                             (63,719)

Electric Fuels Corporation     Progress Materials, Inc.            Admin Services       54,819                               54,819

Electric Fuels Corporation     Kentucky May Coal Company, Inc.     Admin Services       12,131                               12,131

Electric Fuels Corporation     Kanawha River Terminals, Inc.       Admin Services      (13,401)                             (13,401)

Electric Fuels Corporation     Cincinnati Bulk Terminals, Inc.     Admin Services        9,215                                9,215

Electric Fuels Corporation     Colona                              Admin Services       47,476                               47,476

Electric Fuels Corporation     Black Hawk                          Admin Services       10,664                               10,664

Electric Fuels Corporation     Ceredo Liquid Terminals, Inc.       Admin Services        6,542                                6,542

Solid Fuels, LLC               EFC Synfuel, LLC                    Admin Services      470,165                              470,165

Solid Energy, LLC              Kanawha River Terminals, Inc.       Coal sales            4,343                                4,343

Ceredo Synfuel, LLC            Kanawha River Terminals, Inc.       Coal sales          102,268                              102,268

Ceredo Synfuel, LLC            Colona                              Coal sales           29,561                               29,561

Ceredo Synfuel, LLC            Kanawha River Terminals, Inc.       Coal sales          (35,198)                             (35,198)

Ceredo Synfuel, LLC               Black Hawk Synfuel, LLC.             Coal sales            (5,025)                         (5,025)

Ceredo Synfuel, LLC               Colona                               Coal sales            29,561                          29,561

Ceredo Synfuel, LLC               Ceredo Liquid Terminals, Inc.        Coal sales               570                             570

Ceredo Liquid Terminal, Inc.      Kanawha River Terminals, Inc.        Coal sales         1,915,084                       1,915,084

Ceredo Liquid Terminal, Inc.      Colona                               Coal sales           830,401                         830,401

Ceredo Liquid Terminal, Inc.      Black Hawk Synfuel, LLC.             Coal sales         1,800,480                       1,800,480

Ceredo Liquid Terminal, Inc.      Ceredo Synfuel, LLC                  Coal sales         1,283,316                       1,283,316

Ceredo Liquid Terminal, Inc.      Kanawha River Terminals, Inc.        Coal sales           556,423                         556,423

Ceredo Liquid Terminal, Inc.      Colona                               Coal sales           830,401                         830,401

Ceredo Liquid Terminal, Inc.      Black Hawk Synfuel, LLC.             Coal sales           980,727                         980,727

Ceredo Liquid Terminal, Inc.      Ceredo Synfuel, LLC                  Coal sales           685,098                         685,098

                                    ITEM 3.
Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

   Associate Company              Reporting Company                 Types of        Direct Costs    Indirect     Cost of  Total Amt.
                                                                    Services
   Rendering Services             Receiving Services                Rendered          Charged     Costs Charged  Capital      Billed
   ------------------             ------------------                --------          -------     -------------  -------      ------
Progress Energy Services          SRS                             Admin Services        37,493        352,422               389,916
CP&L                              SRS                             Admin Services       264,654                              264,654
Florida Progress Corporation      Electric Fuels Corporation      Admin Services    (1,891,453)                          (1,891,453)

Florida Power Corporation         Electric Fuels Corporation      Admin Services        34,634                               34,634
Progress Energy, Inc.             Electric Fuels Corporation      Admin Services       297,685                              297,685
Powell Mountain Joint venture     Electric Fuels Corporation      Coal Sales        (1,272,089)                          (1,272,089)

Memco Barge Lines, Inc.           Electric Fuels Corporation      Admin Services       584,782                              584,782
Diamond May Coal Co.              Electric Fuels Corporation      Admin Services     1,227,876                            1,227,876
Kanawha River Terminals, Inc.     Electric Fuels Corporation      Coal Sales          (195,994)                            (195,994)

Black Hawk Synfuel, LLC.          Electric Fuels Corporation      Coal Sales           687,959                              687,959

Kentucky May Coal Company, Inc.   Solid Energy, LLC               Coal Sales         2,560,733                            2,560,733

Kanawha River Terminals, Inc.     Solid Energy, LLC               Coal Sales           (30,947)                             (30,947)
Electric Fuels Corporation        Ceredo Synfuel, LLC             Admin Services         5,463                                5,463

Kanawha River Terminals, Inc.     Ceredo Synfuel, LLC             Coal Sales           455,244                              455,244
Black Hawk Synfuel, LLC.          Ceredo Synfuel, LLC             Coal Sales           941,577                              941,577
Electric Fuels Corporation        Ceredo Liquid Terminal, Inc.    Admin Services         9,716                                9,716
Florida Power Corporation         Progress Materials, Inc.        Admin Services       (17,464)                             (17,464)

                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                     (000's)
  Total consolidated capitalization as of 3/31/01.                   $15,810,810   Line 1
     Total capitalization multiplied by 15%                          $ 2,371,622  Line 2
     (line 1 multiplied by 0.15)
  Greater of $50 million or line 2                                   $ 2,371,622  Line 3
  Total current aggregate investment:
  (categorized by major line of energy related businesses)
       Synthetic Fuel                             (32,154)
       Emulsion Products Terminal                   1,158
       Electrotechnologies                           (573)
       Energy Service                              (5,183)
       Manufacturing                                 (230)
         Total current aggregate investment                              ($36,982) Line 4
       Difference between the greater of $50 million or 15%
       of capitalization and the total aggregate investment of
       the registered holding company system (line 3 less line 4)    $  2,408,603  Line 5

                          ITEM 5 - OTHER INVESTMENTS*

Investment Balance                                                 11/30/00

Colona Synfuel, LLC                                             (23,874,922)
Sandy River Synfuel, LLC                                          6,056,459
Solid Fuel, LLC                                                   9,644,457
Solid Energy LLC                                                (27,108,740)
Ceredo Synfuel LLC                                              (21,127,384)
Ceredo Liquid Terminal LLC                                                -
Progress Materials, Inc.                                          4,237,503
Strategic Resource Solutions                                     75,163,420
Utech Venture Capital Corporation                                 4,542,352
Utech Climate Challenge Fund, LP                                  2,209,237


______________________

* These investment balances do not include Electric Fuels Corporation because the majority of those investments are in assets held for sale that the registrant has concluded are not Rule 58 companies.

                         ITEM 6 - FINANCIAL STATEMENTS

Not applicable.

                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.


                                                PROGRESS ENERGY, INC.
                                                --------------------------------
                                                        Registrant



Date: June 28, 2001                      By:    /s/ Thomas R. Sullivan
                                                --------------------------------
                                                Name: Thomas R. Sullivan
                                                Title: Treasurer